Exhibit 99.1



                            GLOBETECH VENTURES CORP.
                         (An Exploration Stage Company)

                              Financial Statements
                         (Expressed in Canadian dollars)

                    For the nine months ended June 30, 2010

                            GLOBETECH VENTURES CORP.
                                 (the "Company")

                              Financial Statements


          NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the management of the Company.


"Casey Forward"                                 "Casey Forward"
--------------------------------                --------------------------------
Chief Executive Officer                         Chief Financial Officer

                            GLOBETECH VENTURES CORP.
                         (An Exploration Stage Company)
                                 BALANCE SHEETS
                         (Expressed in Canadian dollars)

                                                                June 30, 2010        September 30, 2009
                                                                -------------        ------------------
ASSETS

CURRENT
  Cash                                                           $        560           $        546
  GST refundable                                                           76                    179
                                                                 ------------           ------------
TOTAL CURRENT ASSETS                                                      636                    725

MINERAL PROPERTIES (Note 2)                                           112,007                 10,000
                                                                 ------------           ------------

TOTAL ASSETS                                                     $    112,643           $     10,725
                                                                 ============           ============

LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT
  Accounts payable and accrued liabilities                       $     51,439           $     96,734
  Due to related parties (Note 3)                                      18,663                111,748
                                                                 ------------           ------------
TOTAL CURRENT LIABILITIES                                              70,102                208,482
                                                                 ------------           ------------

SHAREHOLDERS' EQUITY (DEFICIENCY)
  Capital stock
    Authorized
      Unlimited common shares with no par value
    Issued and outstanding                                         36,483,538             36,396,531
  Share subscriptions                                                 261,245                     --
  Contributed surplus                                               2,925,087              2,925,087
  Deficit                                                         (39,627,329)           (39,519,375)
                                                                 ------------           ------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)                                42,541               (197,757)
                                                                 ------------           ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)          $    112,643           $     10,725
                                                                 ============           ============


On behalf of the Board:

"Casey Forward"         Director                "Ian Bartholomew"       Director
--------------------------------                --------------------------------


   The accompanying notes form an integral part of these financial statements

                            GLOBETECH VENTURES CORP.
                         (An Exploration Stage Company)
                            STATEMENTS OF OPERATIONS
                         (Expressed in Canadian dollars)

                                               For the            For the           For the           For the
                                             three months       three months      nine months       nine months
                                                ended              ended             ended             ended
                                               June 30,           June 30,          June 30,          June 30,
                                                 2010               2009              2010              2009
                                             ------------       ------------      ------------      ------------
EXPENSES
  Accounting and legal (Note 3)              $      6,000       $      4,500      $     37,309      $     29,633
  Amortization                                         --                265                --               797
  Consulting                                           --                 --            11,785           121,571
  Interest and bank charges                            22                275               704               550
  Management fees (Note 3)                          9,000                 --            27,000            36,000
  Office and miscellaneous                             --              7,577            12,882            43,822
  Promotion and travel                                 --                 --             8,609                --
  Regulatory and transfer agent fees                2,577                658             9,672             5,906
  Development costs                                    --             12,505                --            46,505
  Write-off of mineral properties                      --                 --                --           109,231
                                             ------------       ------------      ------------      ------------
                                                   17,599             25,780           107,961           394,015
                                             ------------       ------------      ------------      ------------
NET LOSS BEFORE OTHER ITEM                        (17,599)           (25,780)         (107,961)         (394,015)
                                             ------------       ------------      ------------      ------------
OTHER ITEM
  Interest income                                      --                 --                 7                --
                                             ------------       ------------      ------------      ------------
                                                       --                 --                 7                --
                                             ------------       ------------      ------------      ------------

NET LOSS FOR THE PERIOD                      $    (17,599)      $    (25,780)     $   (107,954)     $   (394,015)
                                             ============       ============      ============      ============

BASIC AND DILUTED LOSS PER SHARE             $      (0.00)      $      (0.00)     $      (0.00)     $      (0.01)
                                             ============       ============      ============      ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING                                   34,447,672         32,039,914        34,447,672        32,035,059
                                             ============       ============      ============      ============


   The accompanying notes form an integral part of these financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

                                                                      Contributed        Deficit
                                                                      Surplus and      Accumulated
                                                    Common Shares    Equity Portion     During the
                                       Number of     Issued and      of Convertible    Exploration
                                        Shares       Fully Paid        Debentures         Stage              Total
                                        ------       ----------        ----------         -----              -----
Balance September 30, 2006            15,640,751     $33,824,961       $3,008,754      $(37,400,450)      $(566,735)
Issuance of shares for cash
 Exercise of options                     900,000         603,876         (306,876)               --         297,000
Acquisition of Gladys Lake option         50,000          16,500               --                --          16,500
Issued on conversion of debt           3,731,128         780,330               --                --         780,330
Loss for the year                             --              --               --          (600,851)       (600,851)
                                      ----------     -----------       ----------      ------------       ---------
Balance September 30, 2007            20,321,879      35,225,667        2,701,878       (38,001,301)        (73,756)
                                      ----------     -----------       ----------      ------------       ---------
Issuance of shares for cash
 Private placements                    3,000,000         150,000               --                --         150,000
Acquisition of Gladys Lake option        100,000          15,000               --                --          15,000
Issued on conversion of debt           2,608,484         330,936               --                --         330,936
Acquisition of technology              6,000,000         600,000               --                --         600,000
Contributed surplus                           --              --          223,209                --         223,209
Loss for the year                             --              --               --          (518,856)       (518,856)
                                      ----------     -----------       ----------      ------------       ---------
Balance September 30, 2008            32,030,363      36,321,603        2,925,087       (38,520,157)        726,533
                                      ----------     -----------       ----------      ------------       ---------
Issued for services                      850,000         138,175               --                --         138,175
Treasury shares to be cancelled         (375,000)        (60,937)              --                --         (60,937)
Shares cancelled                         (11,000)         (2,310)              --                --          (2,310)
Loss for the year                             --              --               --          (999,218)       (999,218)
                                      ----------     -----------       ----------      ------------       ---------
Balance September 30, 2009            32,494,363      36,396,531        2,925,087       (39,519,375)       (197,757)
                                      ----------     -----------       ----------      ------------       ---------
Acquisition of Goldbuck option         2,100,000          87,007               --                --          87,007
Share subscriptions                           --         261,245               --                --         261,245
Loss for the period                           --              --               --          (107,954)       (107,954)
                                      ----------     -----------       ----------      ------------       ---------

BALANCE, JUNE 30, 2010                34,594,363     $36,744,783       $2,925,087      $(39,627,329)      $  42,541
                                      ==========     ===========       ==========      ============       =========


   The accompanying notes form an integral part of these financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
Statements of Cash Flows
(in Canadian dollars)

                                                 For the           For the           For the           For the
                                               three months      three months      nine months       nine months
                                                  ended             ended             ended             ended
                                                 June 30,          June 30,          June 30,          June 30,
                                                   2010              2009              2010              2009
                                                ----------        ----------        ----------        ----------
OPERATING ACTIVITIES
  Net loss for the period                       $  (17,599)       $  (25,780)       $ (107,954)       $ (394,015)
  Items not involving cash
    Amortization                                        --               265                --               797
    Write-off of mineral properties                     --                --                --           109,231
  Change in non-cash working capital
    GST refundable and other receivables             2,103             1,692               103               646
    Prepaids                                            --            12,505                --                --
    Accounts payable and accrued liabilities        (3,911)           10,849           (45,295)          268,643
                                                ----------        ----------        ----------        ----------
NET CASH USED IN OPERATING ACTIVITIES              (19,407)             (469)         (153,146)          (14,698)
                                                ----------        ----------        ----------        ----------
FINANCING ACTIVITIES
  Related parties                                   18,663                --           (93,085)               --
  Share subscriptions                                   --                --           261,245                --
                                                ----------        ----------        ----------        ----------
NET CASH PROVIDED FROM FINANCING ACTIVITIES         18,663                --           168,160                --
                                                ----------        ----------        ----------        ----------
INVESTING ACTIVITIES
  Acquisition of mineral properties                     --                --           (15,000)               --
                                                ----------        ----------        ----------        ----------
NET CASH USED IN INVESTING ACTIVITIES                   --                --           (15,000)               --
                                                ----------        ----------        ----------        ----------

CHANGE IN CASH                                        (744)             (469)               14           (14,698)

CASH AT BEGINNING OF PERIOD                          1,304             1,030               546            15,259
                                                ----------        ----------        ----------        ----------

CASH AT END OF PERIOD                           $      560        $      561        $      560        $      561
                                                ==========        ==========        ==========        ==========


   The accompanying notes form an integral part of these financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Globetech Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada. The Company is involved in the exploration and development of mineral properties in Canada.

The Company is considered to be in the exploration sate and is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain or reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the developement of those reserves and upon future profitable production.

These interim financial statements should be read in conjunction with the audited September 30, 2009 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2009 annual financial statements. These interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

                                       June 30, 2010         September 30, 2009
                                       -------------         ------------------
Working capital deficiency                  (69,466)               (207,757)
Deficit                                 (39,627,329)            (39,519,375)

FUTURE CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS, NON-CONTROLLING INTEREST AND CONSOLIDATED FINANCIAL STATEMENTS

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after October 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In addition to the above new accounting standards, the Accounting Standards Board ("AcSB"), in 2006, published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010

2. MINERAL PROPERTIES AND DEFERRED MINERAL PROPERTY EXPENDITURES

FOR THE NINE MONTHS ENDED JUNE 30, 2010                 Gold Buck         Gladys Lake            Total
---------------------------------------                 ---------         -----------            -----
BALANCE, BEGINNING OF YEAR                              $  10,000          $      --           $  10,000

ACQUISITION COSTS
     Cash                                                  15,000                 --              15,000
     Shares                                                87,007                 --              87,007
                                                        ---------          ---------           ---------
                                                          102,007                 --             102,007
                                                        ---------          ---------           ---------
DEFERRED EXPLORATION EXPENDITURES
  Mapping                                                      --                 --                  --
  Consulting                                                   --                 --                  --
  Technical report                                             --                 --                  --
                                                        ---------          ---------           ---------
TOTAL                                                     112,007                 --             112,007

WRITE-OFFS                                                     --                 --                  --
                                                        ---------          ---------           ---------
BALANCE, END OF PERIOD                                  $ 112,007          $      --           $ 112,007
                                                        =========          =========           =========

FOR THE YEAR ENDED SEPTEMBER 30, 2009                   Gold Buck         Gladys Lake            Total
-------------------------------------                   ---------         -----------            -----
ACQUISITION COSTS, BEGINNING OF YEAR                    $      --          $  85,504           $  85,504

Cash                                                       10,000                 --              10,000
                                                        ---------          ---------           ---------
ACQUISITION COSTS, END OF YEAR                             10,000                 --              10,000
                                                        ---------          ---------           ---------
DEFERRED EXPLORATION EXPENDITURES, BEGINNING OF YEAR           --             23,727                  --
                                                        ---------          ---------           ---------
DEFERRED EXPLORATION EXPENDITURES, END OF YEAR                 --             23,727                  --
                                                        ---------          ---------           ---------
TOTAL                                                      10,000            109,231             119,231
WRITEN-OFF                                                     --           (109,231)           (109,231)
                                                        ---------          ---------           ---------
BALANCE, END OF YEAR                                    $  10,000          $      --           $  10,000
                                                        =========          =========           =========

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010

2. MINERAL PROPERTIES AND DEFERRED MINERAL PROPERTY EXPENDITURES (continued)

GOLD BUCK CLAIMS

On September 30, 2009, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gold Buck claim located east of Williams Lake, British Columbia.

In order to earn a 100% interest, the Company is required to pay a total of $350,000, in ascending payments over a period of three years. The agreement also calls for the issuing of 2,100,000 shares of Globetech (issued). The vendor would retain a 3% Net Smelter Return Royalty, half of which can be purchased by the Company for the sum of $1,000,000 at any time within five years.

Cash terms are:

      (i)    down payment of $10,000; (paid)
      (ii)   payment of $20,000 on or before January 31, 2010; ($15,000 paid)
      (iii)  payment of $50,000 on or before June 12, 2010;
      (iv)   payment of $10,000 on or before September 30, 2010;
      (v)    payment of $100,000 on or before June 12, 2011;
      (vi)   payment of $10,000 on or before September 30, 2011;
      (vii)  payment of $100,000 on or before June 12, 2012;
      (viii) payment of $50,000 on or before September 30, 2012

GLADYS LAKE

On March 21, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property located in new Atlin in the province of British Columbia.

In order to earn a 100% interest, the Company was required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 250,000 shares from treasury. After a four-year period, the Company agreed to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company would issue to the vendor a further 400,000 shares of Globetech. The vendor would retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

During September 30, 2009 year-end the Company decided not to proceed with the acquisition of the property and had written off accumulated costs of $109,231.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010

3. RELATED PARTIES

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

                                                    For the           For the
                                                  nine months       nine months
                                                     ended             ended
                                                    June 30,          June 30,
                                                      2010              2009
                                                    --------          --------
Management fees to an officer of the Company        $ 27,000          $ 36,000
Accounting fees to an officer                          6,000            13,500
                                                    --------          --------
                                                    $ 33,000          $ 49,500
                                                    ========          ========

As at June 30, 2010 the amount due to related parties included $18,663 (September 30, 2009 - $111,748) owing to officers and directors for management and accounting fees. The amounts due are unsecured, non-interest bearing and have no fixed terms of repayment. Accordingly, fair value is not determinable.

4. SHARE CAPITAL

A) COMMON SHARES

The authorized share capital of the Company is unlimited without par value. All shares both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets upon liquidation. At any general meeting, subject to the restrictions on joint registered owners of our common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every shareholder has one vote for each share of which he or she is the rigistered owner and may exercise such vote either in person or by proxy. Our directors may, from time to time, declare and authorize payment of dividends. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights. There are no provisions for surrender, sinking or purchase funds.

B) SHARE ISSUANCE

FOR THE NINE MONTHS ENDED JUNE 30, 2010

The Company has accepted share subscriptions pursuant to a private placement of up to 15 million units at $0.02 per unit.. Each unit consists of one common share and one share purchase warrant enabling the holder to purchase one additional common share at a price of $0.03 for a period of two years.

The Company issued 2,100,000 share at a fair value of US$0.04 pursuant to the acquisition of the Goldbuck option (note 2).

During the year ended September 30, 2009:

The Company issued 850,000 share at an average price of US$0.13 for services of which 375,000 are being returned to treasury for cancellation. In addition 11,000 shares valued at $2,310 issued in 2006 for services were returned for cancellation.

During the year ended September 30, 2008:

The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable until June 10, 2009.

The Company entered into debt settlement agreements to retire debt of $330,938 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance of 1,155,000 for amounts owing to related parties of $115,500.

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010

4. SHARE CAPITAL (continued)

C) STOCK OPTIONS

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 6,498,872 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

The  Company  is  authorized  to  grant  options  to  directors,  employees  and
consultants.   Stock  option  transactions  and  the  number  of  stock  options outstanding are summarized as follows:

                                                                                   Weighted
                                                                 Number of          Average
                                                                  Options        Exercise Price
                                                                  -------        --------------
Outstanding and exercisable at September 30, 2006                2,100,000         US$ 0.78
   Option exercised                                               (900,000)        US$ 0.30

Outstanding and exercisable at September 30, 2007                1,200,000         US$ 0.78
   Options granted                                               1,800,000           $ 0.16
   Options cancelled / expired                                  (1,200,000)        US$ 0.78
   Options exercised                                                    --           $   --
                                                                ----------           ------
Outstanding and exercisable at September 30, 2008, 2009
 and June 30, 2010                                               1,800,000           $ 0.16
                                                                ==========           ======

The Company has 1,800,000 stock options of which 1,600,000, exercisable at a price of $0.15, were granted on December 20, 2007 that expire on December 20, 2010 and 200,000, exercisable at a price of $0.20, were granted on July 31, 2008, expiring on July 31, 2010.

During 2009  stock-based  compensation  has been  recorded in the amount of $nil
(2008 - $223,209) and included in contributed surplus. The amount is management's estimate of the fair value of nil (2008 - 1,800,000) stock options granted and vested during the year, and has been expensed in the statement of operations.

The aggregate intrinsic value is calculated as the difference between the exerise price of the underlying stock option awards and the closing market price of our common stock as quoted on the OTC Bulletin Board as of September 30, 2009. We received cash payments for the exercise of stock options in the amount of $Nil for the years ended September 30, 2008 and 2009.

The above fair value amounts were calculated using the Black Scholes option pricing model using the following weighted average assumptions:

                                                   2009                2008
                                                   ----                ----
     Risk free interest rate                        --                     3.8%
     Expected life                                  --              2.86 years
     Expected annual volatility                     --                  145.35%
     Expected dividend                              --                      --
     Weighted average fair value of each option     --                $   0.12

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010

4. SHARE CAPITAL (continued)

C) STOCK OPTIONS (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The following table summarizes information about stock options outstanding at June 30, 2010:

                                        Options Exercisable                          Options Exercisable
                            -----------------------------------------------    --------------------------------
                                               Weighted
                                Number          Average                            Number
                            Outstanding at     Remaining       Weighted        Exercisable at       Weighted
                               June 30,       Contractual       Average           June 30,          Average
Range of exercise prices         2010         Life (Years)   Exercise Price         2010         Exercise Price
------------------------         ----         ------------   --------------         ----         --------------
$0.15 - $0.20                 1,800,000          0.50           $ 0.16           1,800,000           $ 0.16

5. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                   For the           For the
                                                 nine months       nine months
                                                    ended             ended
                                                   June 30,          June 30,
                                                     2010              2009
                                                   --------          --------

Cash paid during the period for interest           $     --          $     --
                                                   --------          --------
Cash paid during the period for income taxes       $     --          $     --
                                                   --------          --------
Share issued for:
  Mineral property                                   87,007                --
  Debt                                                   --                --

Mineral property in due to related parties               --                --

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
GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010

6. CAPITAL DISCLOSURE

The Company considers its capital to consist of its debt and equity. Its objectives when managing capital are to safeguard the entity's ability to continue as a going concern and to identify, acquire and explore mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. There were no changes in the Company's approach to capital management during fiscal 2009. Neither the Company nor its subsidiary are subject to externally imposed capital requirements.

7. FINANCIAL INSTRUMENTS AND RISK

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

(i) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(ii) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and goods and services tax recoverable is due from government agencies.

(iii) Currency risk

As of June 30, 2010, the Company does not have assets or liabilities in foreign currency and therefore is not exposed to foreign currency risk.

(iv) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2010, the Company had a cash balance of $560 to settle current liabilities of $70,102. There is a risk that the Company may not be able to fulfill its obligation when a liability have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

v) Other price and market risk

The Company's financial instruments are all short term and exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate.

Management does not feel that the Company is exposed to significant risk as its financial instruments are not expected to significantly fluctuate over the short term.

8. SUBSEQUENT EVENT

The Company completed a non-brokered private placement of 12,312,200 units at a price of $0.02 per unit for total proceeds of $246,244. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.03 at any time until the date that is 24 months following the closing date.

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